Phillip L. Milliner
Vice President, Controller
Direct Dial: 502-636-4534

September 15, 2009

Via Electronic Form

United States Securities and Exchange Commission

CF/AD 5

100 F Street N. E.

Washington, DC 20549-3561

Attention: Ms. Julie F. Bell

Re:	Churchill Downs Incorporated

Form 10-K for the year ended December 31, 2008

Filed March 4, 2009

File No. 1-33998

and

Definitive Proxy Statement – Schedule 14A

Filed April 28, 2009

Dear Ms. Bell:

In reply to your letter dated August 10, 2009, in which you provided an additional comment with regard to the above-referenced filings (the “Filings”), please see the response set forth below. In addition, please note the following updated contact information for Churchill Downs Incorporated (the “Company”), where any correspondence from the Staff should be delivered:

William E. Mudd, Chief Financial Officer

c/o Legal Department

Churchill Downs Incorporated

700 Central Avenue

Louisville, KY 40208

Fax: (502) 636-4439

In connection with responding to your comments, the Company acknowledges (i) it is responsible for the adequacy and accuracy of the disclosure in the Filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

1.	We note your response to our prior comment 1 and reissue in part. Please refile the Amended and Restated Credit Agreement to include all attachments, schedules and exhibits in full as Item

United States Securities and Exchange Commission

September 15, 2009

601(b)(10) of Regulation S-K does not contain any materiality qualifiers. To the extent you believe that filing all the attachments, schedules and exhibits to the Amended and Restated Credit Agreement would cause undue burden or expense, you can request a continuing hardship exemption under Rule 202 of Regulation S-T. Please refer to the guidance on our website for requesting such an exemption at http://www.sec.gov/info/edgar/cfedgarguidance.htm.

Response to Comment 1:

The Company will file a Form 8-K/A, further amending the Form 8-K dated September 29, 2005 and Amendment No. 1 to Form 8-K filed on June 8, 2009, in order to include the following exhibits to the Amended and Restated Credit Agreement referenced as Exhibit 4(a) of the Annual Report on Form 10-K for the year ended December 31, 2008 (the “Credit Agreement”):

•	Exhibit A, which contains the opinions delivered by the Company’s advisors with regard to the Credit Agreement and consists of 20 pages.

•	Exhibit H, which contains an agreement regarding the subordination of certain indebtedness to secured obligations and consists of 12 pages.

•

Exhibit J, which is a form of negative pledge agreement executed and delivered by certain parties to the Credit Agreement with respect to the interest of such parties in property of Calder Race Course and consists of 9 pages.

•	Exhibit Q, which is a reimbursement agreement for standby letter(s) of credit and consists of 4 pages.

Upon the filing of the aforementioned exhibits, the Company will have filed all of the exhibits, schedules and attachments to the Credit Agreement, including any amendments thereto, except for Exhibit I to the Credit Agreement. By a letter dated September 9, 2009, the Company received a continuing hardship exemption under Rule 202 of Regulation S-T from the SEC Office of Information Technology with regard to Exhibit I and thus Exhibit I to the Credit Agreement will not be electronically filed by the Company. Instead, the Company will file Exhibit I to the Credit Agreement in paper form as provided in Rule 202(c) of Regulation S-T.

Finally, pursuant to the Staff’s request, the Company will re-file its response letter dated July 20, 2009, only to add the applicable notation in the signature block indicating that such letter had been signed by the Company. No other modifications have been made to such letter from its previously filed form.

If you should have any questions, please do not hesitate to contact me at 502-636-4534.

Very truly yours,

/s/ Phillip L. Milliner
Phillip L. Milliner